Exhibit 99.2

PACIFIC THERAPEUTICS SIGNS DEFINATIVE AGREEMENT TO SELL FIBROSIS AND ERECTILE DYSFUNCTION THERAPEUTICS TECHNOLOGIES

VANCOUVER, BC, Canada –July 24, 2015 – Pacific Therapeutics Ltd. (CSE: PT) (OTC Markets: PCFTF) (Frankfurt: 1P3) (the “Company”) is a clinical stage specialty pharmaceutical company focused on the repurposing and reformulation of existing FDA approved drugs for large markets. The Company’s research programs have focused on diseases of excessive scarring (fibrosis) and erectile dysfunction (ED).

Mr. Doug Unwin, President and CEO of Pacific Therapeutics Ltd. (the “Company”) is pleased to announce that further to the Company’s announcement of May 18, 2015 it has signed a definitive agreement (“Agreement”) with Forge Therapeutics Inc. of Wyoming (“Forge”) to sell the Company’s technology assets in the area of the development of therapies for fibrosis and ED. Only assets related to the fibrosis and ED drug development programs are being sold. Subject to the terms of the Agreement, in return for the assets Forge is to issue to the Company 15,000,000 common shares of Forge, and; in the event of a sale to a third party of the assets purchased by Forge under the Agreement, the Company will receive 6% of the value of that transaction, subject to certain conditions. Subject to certain conditions, between the closing of the asset sale to Forge and the issuance of the 15,000,000 common shares, Forge will pay to the Company an annual maintenance fee of $50,000. Forge will also assume or otherwise cause to be extinguished up to $500,000 of debt owed to officers and directors of the company clearing these liabilities from the Company’s balance sheet.

Subject to the terms of the Agreement, if the 15,000,000 shares are not issued to the Company within 3 years, then the Company may trigger the issuance of the shares, and if at the end of 5 years the shares have not been issued then Forge must return the assets to the Company.

In the event that the Company’s shareholders do not approve this transaction at a special general meeting to be held August 25, 2015, then Forge will be eligible for a break fee of $100,000 payable in cash or shares of the Company.

This transaction is consistent with the Company’s strategy of adding value to drugs by conducting further research and other development activities and then out licensing the therapeutics candidate to a partner for further development and commercialization.

The Company expects to continue its strategy of seeking out drugs that it can add value to. The process to identify potential product candidates includes:

1.	The Company performs scientific evaluations and market assessments of drugs and drug combinations and research from academics and other drug development companies. As part of this process, the Company will evaluate the clinical and pre-clinical research and the intellectual property rights associated with the potential products and research to determine the commercial potential of the product candidate.

409 Granville Street Suite 1500, Vancouver, BC V6C 1T2
Ph: (604) 738-1049	Fax: (604) 738-1094

2.	The Company intends to mitigate the risks associated with development and commercialization of drug candidates by targeting drug candidates that:

  are combinations of already approved compounds;

  have well established safety records;

  have early clinical data or pre-clinical efficacy data

  are already marketed in countries other than the United States or Europe; and

  have pre-clinical animal data, clinical data or other data jof potential efficacy in more than one therapeutic area.

This strategy may reduce the risk, time and cost of developing therapies by avoiding the risks associated with basic research and using compounds with unknown safety and toxicity profiles.

For further information visit our website at www.pacifictherapeutics.com or email us at doug.unwin@pacifictherapeutics.com

Douglas H. Unwin, CEO & President
(604) 738-1049
doug.unwin@pacifictherapeutics.com

FORWARD LOOKING STATEMENTS
Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that such forward-looking statements will materialize. The Company does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

409 Granville Street Suite 1500, Vancouver, BC V6C 1T2
Ph: (604) 738-1049	Fax: (604) 738-1094

409 Granville Street Suite 1500, Vancouver, BC V6C 1T2
Ph: (604) 738-1049	Fax: (604) 738-1094